August 27, 2024

Anquan Wang
Chief Executive Officer
Webull Corporation
200 Carillon Parkway
St. Petersburg, FL 33716

       Re: Webull Corporation
           Amendment No. 3 to Draft Registration Statement on Form F-4 Submitted August 5, 2024
           CIK No. 0001866364
Dear Anquan Wang:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 25, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-4
Risk Factors
Laws and regulations regarding cybersecurity and data privacy, page 57

1. Please provide additional context for this risk factor by disclosing the multistate inquiry announced in April by the Indiana Attorney General. To the extent material, also discuss efforts by U.S. state governments with the stated purpose to reduce security risks by restricting access to certain apps, including financial services apps. Unaudited Pro Forma Condensed Combined Financial Information, page 221

2. We note that while your disclosure on page 221 refers to the unaudited pro forma combined statement of operations for the year ended December 31, 2023, the pro forma
 August 27, 2024
Page 2

       statement is not included in the filing. Please revise to include the statement. Refer to
       Rule 11-02(c)(2) of Regulation S-X.
Webull Corporation Financial Statements
Note 2. Summary of Significant Accounting Principles
Marketing and Branding, page F-18

3. We acknowledge your response to prior comment 4. Notwithstanding your assertion that you do not assess all transactions payable to a customer, essentially considering only consideration payable within a contract with a customer, please tell us whether consideration issued under your free stock program results in your receipt of a distinct good or service as contemplated in ASC 606-10-32-25. If so, identify for us that distinct good or service and tell us whether you can estimate the fair value of that good or service and whether the consideration paid under the program exceeds the fair value of that good or service, consistent with the guidance in ASC 606-10-32-26.
General

4. Refer to your response to prior comment 1. We are evaluating your response and may have additional comment.
       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Christian O. Nagler